Exhibit 99.2

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity       James Hardie Industries N.V.

ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Alan G McGregor

Date of last notice	22 August 2003

Date that director ceased to be director	25 August 2004

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

2,901 CUFS

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 –	Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Gonville Pty Limited
The shares are held by discretionary family trusts. Mr McGregor is a director of the trustee company but is not a beneficiary.	Non-beneficial: 270,526 CUFS

Madingley Nominees Pty Limited
This company holds (as custodian) investments of Andrew Thyne Reid Charitable Trust (of which Mr McGregor is one of the Trustees) and its voting power is qualified to the extent that it must act in accordance with the terms of the Trust. Mr McGregor is a director of the company and has no beneficial interest or entitlement.
Non-beneficial: 5,121,200 CUFS

Raasay Pty Limited
The shares are held by discretionary family trusts. Mr McGregor is a director of the trustee company but is not a beneficiary.	Non-beneficial: 3,220,268 CUFS

Part 3 – Director’s interests in contracts — Not Applicable

Detail of contract

Nature of interest

Name of registered holder
(if issued securities)

No. and class of securities to which interest relates

+	See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002